SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              WCI Communities Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   92923C104
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                                 (CUSIP Number)

                              Marvin C. Schwartz
                           c/o Neuberger Berman, LLC
                               605 Third Avenue
                              New York, NY 10158
                                 212.476.9000

                                  Copies to:
                                General Counsel
                             Neuberger Berman, LLC
                               605 Third Avenue
                              New York, NY 10158
                                  212.476.9000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   11/13/2007
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 92923C104
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(1) Names of reporting persons.

    Marvin C. Schwartz
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,812,600

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(11) Aggregate amount beneficially owned by each reporting person.

     1,812,600
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     4.30%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           This Schedule 13D relates to the Common Stock of the Company. The Company's principal executive office is located at 24301 Walden Center Drive, Bonita Springs, Florida 34134.

Item 2. Identity and Background.

          (a) This Schedule 13D is being filed on behalf of Marvin C.
              Schwartz, a New York citizen (\"Mr. Schwartz\" or the \"Reporting Person\"), who manages in his personal capacity and not in his capacity as an employee of Neuberger Berman, LLC, certain investment accounts and trusts established for his benefit or for the benefit of his family members.

          (b) The business address of Mr. Schwartz is c/o of Neuberger Berman, LLC, 605 Third Avenue, New York, NY 10158.

          (c) Mr. Schwartz is a Managing Director of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment adviser which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Managing Director of Neuberger Berman, LLC. The shares are held individually by Mr. Schwartz and his family. The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

          (d) During the last five years, Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Schwartz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Schwartz is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

           Mr. Schwartz expended an aggregate of approximately $20,779,132.00 including transaction costs, of the Accounts' funds to acquire the 1,812,600 shares of Common Stock as to which he is deemed to have beneficial ownership.

                Mr. Schwartz effects purchases of securities primarily through margin accounts maintained for the Accounts with Neuberger Berman, LLC, which may extend margin credit to the Accounts as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 4. Purpose of Transaction.

           Mr. Schwartz is an investment professional. In that capacity, he intends to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review and other factors, he may purchase additional Shares and, alternatively, may sell Shares in the open market or in privately negotiated transactions.

                Except as set forth above, Mr. Schwartz does not presently have any plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) As of the date of this Schedule 13D, Mr. Schwartz and his family beneficially own 1,812,600 shares of Common Stock (the \"Shares\"). The Shares represent 4.30% of the 42,108,838 shares of Common Stock, par value $0.01 per share, issued and outstanding as of November 5, 2007, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed on November 9, 2007.


          (b) Mr. Schwartz shares voting and dispositive power over 1,812,600 Shares of Common Stock held directly by the Accounts.

          (c) The transactions in the Shares that may be deemed to be beneficially owned by the Reporting Person commencing 60 days prior to the event triggering the filing of this Schedule 13D are set forth on Schedule A attached hereto.

          (d) Not applicable.

          (e) Mr. Schwartz ceased to own more than five percent of the Common Stock on November 8, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not applicable.

Item 7. Material to be Filed as Exhibits.

           Not applicable.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/13/2007                      /s/ Marvin C. Schwartz
                                      Name:  Marvin C. Schwartz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages